UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549
____________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934

For the month of July, 2014

Commission File Number: 1-35016

SGOCO Group, Ltd.

Suite 1503, Sino Plaza

255-257 Gloucester Road
Causeway Bay

Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

This report is hereby incorporated by reference to the Registration Statement on Form F-3 (File No. 333-176437) of the Company.

Resignation of Director

On July 8, 2014, the Company received a letter of resignation from the Company’s Board of Directors from Mr. Robert Eu, effective immediately. Mr. Eu confirmed in the letter that he was resigning from the Board of Directors for personal reasons and that his resignation did not involve any disagreement with the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

SGOCO Group, Ltd.

Date: July 11, 2014	By: /s/ David Xu
David Xu
President and Chief Executive Officer